March 12, 2012

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Jeffrey Jaramillo, Accounting Branch Chief	By EDGAR

Re:	Hutchinson Technology Incorporated

Form 10-K for the Fiscal Year Ended September 25, 2011

Filed December 8, 2011

File No. 001-34838

Dear Mr. Jaramillo:

On behalf of Hutchinson Technology Incorporated, we hereby submit our response to the comments received from the Staff of the Commission by letter dated March 2, 2012. For your convenient reference, the text of the comment has been included in italics, followed by our response.

Form 10-K for the Fiscal Year Ended September 25, 2011

Financial Statement, page F-1

Note 2. Financing Arrangements, page F-10

1.	Please refer to prior comment 2. We note your response to our comment that the New Notes are substantially different from the Outstanding 3.25% Notes. Please provide us with a summary of the present value of the new instrument cash flows compared to the present value of the remaining cash flows under the terms of the original instrument in order to demonstrate that such cash flows were are least ten percent different. We base our request for such information on the guidance at FASB ASC 470-50-40-10. Please make sure your response includes sufficient reasonable detail under any scenarios described in FASB ASC 470-50-40-12 in order that we may understand your cash flow analysis.

Response: In reaching the conclusion that the New Notes are substantially different from the Outstanding 3.25% Notes, we referred to ASC 470-50-40-10 which says the following, “From the debtor’s perspective, an exchange of debt instruments between a debtor and a creditor in a non-troubled situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

Securities and Exchange Commission

March 12, 2012

a.	A modification or an exchange affects the terms or an embedded conversion option, from which the change in fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b.	A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. (For purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument see ASC 470-20-40-7 through -9).”

Our analysis of the present value of the cash flows of the New Notes compared to the present value of the cash flows of the Outstanding 3.25% Notes resulted in a difference of 1 percent when using the first call date (January 21, 2011), 13 percent when using the first put date (January 15, 2013) and 82 percent when using the maturity date (January 15, 2026). Based on ASC 470-50-40-12, our analysis included various relevant call and put dates by calculating separate cash flow scenarios and using the scenario which generated the smallest change. There are various other put dates between the first put date and the maturity date, however, the 1 percent difference represents the smallest percentage change of the various relevant scenarios.

Based on ASC 470-50-40-12, in our calculation of the present values of cash flows, we used an effective interest rate, for accounting purposes, based on the estimated fair value of a similar debt instrument without a conversion feature as of the date of issuance of the Outstanding 3.25% Notes. Additionally, our analysis included amounts of cash paid by us to the holders of the Outstanding 3.25% Notes in connection with the July 2011 exchange as part of the cash flows of the new debt instrument.

Since the smallest cash flow difference of the scenarios was less than the 10 percent threshold, we also considered the guidance in ASC 470-50-40-10(b). In order to distinguish whether the Outstanding 3.25% Notes conversion feature was substantive, we looked to ASC 470-20-40-7 which indicates that by definition, a substantive conversion feature is a feature of the debt that is at least reasonably possible of being exercised in the future. In addition, ASC 470-20-40-9 gives several methods that aid in assessing whether a conversion feature is substantive.

We considered the following conversion features of our Outstanding 3.25% Notes and New Notes:

•

The Outstanding 3.25% Notes contain a conversion rate of 27.4499 shares of our common stock per $1,000 principal amount of the 3.25% Notes (which is equal to an initial conversion price of approximately $36.43 per share), subject to adjustment.

Securities and Exchange Commission

March 12, 2012

Additionally, upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of the Outstanding 3.25% Notes a holder will receive an amount in cash equal to the lesser of (i) $1,000, or (ii) the conversion value, determined in the manner set forth in the applicable indenture, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we also will deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion.

•

The New Notes contain a conversion rate of 116.2790 shares of our common stock per $1,000 principal amount of the New Notes (which is equal to an initial conversion price of approximately $8.60 per share), subject to adjustment.

To determine if the conversion feature of the Outstanding 3.25% Notes is at least reasonably possible of being exercised in the future, we considered our stock price around the time of the February and July 2011 exchanges and the remaining time to the first put date of the Outstanding 3.25% Notes (January 15, 2013) and of 14 years to the maturity date (January 15, 2026). Our current stock price around the time of the February and July 2011 exchanges was significantly below the conversion price of $36.43 and has not been above $36.43 since the issuance date of the Outstanding 3.25% Notes. Given the price of our common stock in recent years and around the time of the February and July 2011 exchanges, we do not believe it is at least reasonably possible of reaching $36.43 before the first put date or final maturity and of the conversion option being exercised in the future. Therefore, we concluded that the conversion feature of the Outstanding 3.25% Notes was not substantive.

As it relates to the New Notes, the interest rate of the New Notes is 8.50%. We determined that the effective interest rate for a similar debt instrument without the included conversion option, when considering the term and credit risk, was 17.50%, which was significantly higher. We believe this is an indicator that the New Notes contain a substantive conversion feature.

Based on the February and July 2011 exchanges of the Outstanding 3.25% Notes, which we determined did not have a substantive conversion feature, compared to the New Notes which we determined added a substantive conversion feature, we concluded that the debt instruments were substantially different and that the transaction should be accounted for as an exchange.

Securities and Exchange Commission

March 12, 2012

Please contact us if we can further assist your review of the filing.

Very truly yours, HUTCHINSON TECHNOLOGY INCORPORATED

By:	/s/ Wayne M. Fortun
Wayne M. Fortun President and Chief Executive Officer

cc:	David P. Radloff, Vice President and Chief Financial Officer

Kevin Kuhar, Staff Accountant

Jay Webb, Reviewing Accountant

Peggy Steif Abram